Exhibit 99.1

SEARS CANADA INC.

FORM 51-102F3

Material Change Report

Item 1                                                            Name and Address of Company

Sears Canada Inc. (the “Company”)

290 Yonge Street, Suite 700

Toronto, Ontario

M5B 2C3

Item 2                                                            Date of Material Change

November 15, 2014

Item 3                                                            News Release

A News release was issued by the Company on November 17, 2014 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and on the U.S. Securities Exchange Commission website (www.sec.gov). A copy of the news release is attached as Schedule “A”.

Item 4                                                            Summary of Material Change

On November 15, 2014, the Company and JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) announced that their agreement relating to the Sears Card and Sears MasterCard credit cards will terminate on the expiration date set forth in the agreement, which is November 15, 2015. JPMorgan Chase will continue to service the Company’s credit card business to at least November 15, 2015 and will have no obligation to do so after such date.

The Company and JPMorgan Chase will work together using a request-for- proposal process to help identify options for the future of the program. In the event that a sale of the portfolio occurs, JPMorgan Chase has agreed to pay the Company up to CAD$174 million, under certain circumstances. There is no assurance that such a transaction will be achieved or that the necessary circumstances for the payment will occur.

Item 5                                                            Full Description of Material Change

See the attached news release.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

The executive officer of the Company who is knowledgeable about this material change is:

Klaudio Leshnjani

Executive Vice-President and Chief Operating Officer

Telephone: (416) 941-4413

Item 9                                                            Date of Report

November 17, 2014

Caution regarding forward-looking statements

This document contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s expectations regarding the anticipated impact of the non-renewal and amendments to the credit card program agreement on the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to secure an agreement with a financial institution for the management of the credit and financial services operations on terms and conditions as favorable to the Company as those it currently has under its credit card marketing and servicing alliance with JPMorgan Chase, which, if not attainable, would materially affect the Company’s results of operations and financial condition. The forward-looking information in this document is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding of recent financial developments and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SCHEDULE “A”

Contact for Media:  Vincent Power

Sears Canada, Corporate Communications

416-941-4422

vpower@sears.ca

Sears Canada and JPMorgan Chase Announce Changes to Credit Card Program

TORONTO — November 17, 2014 — Sears Canada Inc. (the “Company”) (TSX: SCC; NASDAQ: SRSC) and JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) announced today that their agreement relating to the Sears Card and Sears MasterCard credit cards will terminate on the expiration date set forth in the agreement, which is November 15, 2015.  JPMorgan Chase will continue to service the Sears Canada credit card business to at least November 15, 2015 and will have no obligation to do so after such date.

“Our customers will be able to continue to use their Sears Canada cards through to November 2015 and we expect no interruption, with the same service levels provided previously by JPMorgan Chase,” said Ron Boire, Acting President and Chief Executive Officer, Sears Canada Inc.  “In the interim, we will explore options that will enable us to continue to provide the high level of service to which Sears Canada customers are accustomed.”

Sears Canada and JPMorgan Chase will work together using a request-for-proposal process to help identify options for the future of the program.  In the event that a sale of the portfolio occurs, JP Morgan Chase has agreed to pay Sears Canada up to CAD$174 million, under certain circumstances. There is no assurance that such a transaction will be achieved or that the necessary circumstances for the payment will occur.

Additional information on the amended terms of the credit card program agreement can be found in the Company’s documents filed on the System for Electronic Document Analysis and Retrieval website, available at www.sedar.com and also on the Electronic Data Gathering, Analysis and Retrieval system, available from the link at www.sec.gov.

Forward-Looking Statements

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s expectations regarding the anticipated impact of the non-renewal of and amendments to the credit card program agreement  on the Company.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to secure an agreement with a financial institution for the management of the credit and financial services operations on terms and conditions as favorable to the Company as those it currently has under its credit card marketing and servicing alliance with JPMorgan Chase, which, if not attainable, would materially affect the Company’s results of operations and financial condition.  The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding of recent financial developments and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada

Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.